FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October , 2002

                           California Exploration Ltd.
                 (Translation of registrant's name into English)

                                     0-30920
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F       X              Form 40-F
                          -------------                  --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No       X
                          --------------           -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            California Exploration Ltd.
                                            ------------------------------------
                                            (Registrant)

Date:  October 31, 2002                  By /s/ Nick DeMare
       --------------------                 ------------------------------------
                                            Nick DeMare, Director
                                           (Signature)*


      *Print the name and title of the signing officer under his signature.


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                           CALIFORNIA EXPLORATION LTD.
                         #1305 - 1090 W. Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                             TSX VENTURE SYMBOL: CAX


--------------------------------------------------------------------------------

NEWS RELEASE                                                    OCTOBER 31, 2002


                              FIRST QUARTER RESULTS

In accordance with National Instrument 54-102, the Company provides the interim financial results of the Company for the quarter ended August 31, 2002. All figures are expressed in United States dollars.


                                                         2002            2001
                                                           $               $
EXPENSES

Accounting and administration                             2,512           3,377
Amortization of capital assets                            8,869           9,131
Audit                                                         -           3,461
Consulting                                                4,533               -
Legal                                                       136          18,701
Office and miscellaneous                                  7,109           6,596
Salaries, wages and benefits                                  -           4,754
Transfer agent                                              315               -
Travel and related costs                                    252             211
                                                   ------------    ------------
                                                        (23,726)        (46,231)
                                                   ------------    ------------
OTHER ITEMS

Impairment of oil and gas properties                   (302,006)              -
Write-off of capital assets                             (41,829)              -
Interest and other income                                   894           8,356
Unrealized foreign exchange loss                           (791)              -
                                                   ------------    ------------
                                                       (343,732)          8,356
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                (367,458)        (37,875)

DEFICIT - BEGINNING OF PERIOD                          (550,618)       (141,905)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                                (918,076)       (179,780)
                                                   ============    ============

BASIC AND DILUTED LOSS PER SHARE                         $(0.05)         $(0.01)
                                                   ============    ============




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California Exploration Ltd.
October 31, 2002
News Release Page 2



BUSINESS OVERVIEW AND PROPOSED BUSINESS ACQUISITION

In September of 2001, the Company completed its Qualifying Transaction by merging with California Exploration Inc., a Nevada based company focussed on the acquisition, exploration and development of crude oil and natural gas prospects in the San Joaquin and Sacramento Basins of California, United States.

On January 14, 2002, the Company entered into a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.

OPS is a privately-owned, software developer company based in Edmonton, Alberta. The primary purpose of the business combination is to change the primary business focus of the Company from oil and gas exploration and development to the development and utilization of software technology for use in the oil and gas industry and in particular for optimization of oil and gas and power energy resources.

The Company has provided OPS a bridge loan of CDN$150,000. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan and in addition, the principals of OPS have pledged their shares of OPS as security.

In light of the current market conditions, both the Company and OPS recognize that a restructuring of the OPS business plan is required before the proposed acquisition can proceed. The extent of the changes and the amendments, if any, to the letter of intent are not known at this time. The Company cannot predict if OPS will be successful in its restructuring. However, the Company feels that the restructuring must take place by the end of 2002.

OIL AND GAS PROPERTY UPDATE

In conjunction with the Qualifying Transaction, the Company proceeded with the first stage of the exploration and development program prescribed for its oil and gas interests. As at August 31, 2002, the Company had drilled eight wells. Of the eight wells, six were abandoned as dry holes, one, the Suisun #25 well, required side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in shortly after commencement of production. This well was subsequently abandoned. In addition, the joint venture partners informed the Company that they terminated their joint venture agreements and agreed to pay maintenance costs with respect to the prospect they retain an interest in. It was therefore determined by management of the Company to consider other opportunities in the oil and gas industry. Throughout the first half of calendar 2002, the Company worked towards finding partners to drill the side- track well to the Suisun #25 well.

On August 19, 2002, the Company commenced the side-track of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to total depth of 7,997 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck


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California Exploration Ltd.
October 31, 2002
News Release Page 3



at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Cased hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

As at August 31, 2002, the Company had incurred $296,430 associated with the acquisition and exploration on the Basil Prospect and the Suisun #25 well. A further $58,620 has been paid by the Company for its share of the side-track costs.

The Company has paid $23,820 towards its 10% working interest in the Rebischke #2-27 exploratory well in Arenac County, Michigan. The operator is Eifel Energy, LLC. The well is designed to test the upper and lower Dundee limestones on the flank of the North Adams oil field. Total depth of the well is 3,005 feet. The well is currently preparing to test oil shows encountered in the lower Dundee. The total contract area covers 80 acres with no further commitment on the Company's behalf. Any further participation is optional to the Company.

CHANGE OF OFFICERS AND DIRECTORS

On October 7, 2002, Mr. Ted Carlsen tendered his resignation as a director and officer of the Company. Mr. Desmond O'Kell was appointed the President of the Company and Mr. Nick DeMare was appointed a Director of the Company.

OPERATIONS

During the three months ended August 31, 2002 the Company reported a net loss of $367,458 compared to a net loss of $37,875 for the comparable period in 2001. The increase in loss in 2002 was attributed to a number of factors. Legal costs decreased by $18,565, from $18,701 in 2001 to $136 in 2002. The majority of the 2001 legal costs were associated with investment in Hutton Creek Resources Inc. and Westone Ventures Inc., former joint venture partners. During 2002, the Company also wrote off the remaining $41,829 of capital assets.

With the unsuccessful drilling of the regional California prospects, the Company has written-off $302,006 of costs. In addition, as at August 31, 2002, the Company had incurred $296,430 associated with the acquisition of the Basil Prospect and the drilling of the Suisun #25 well. A further $58,620 was paid by the Company, subsequent to August 31, 2002, for its share of the side-track. These costs will be recorded as impairment charges during fiscal 2003.

California Exploration Ltd.
October 31, 2002
News Release Page 4


LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds interests in oil and gas properties and is not generating operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings, complete its proposed acquisition of OPS or generate sufficient cash flows.


ON BEHALF OF THE BOARD


/S/ Nick DeMare
Nick DeMare, Director


The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.


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